04019642 ...ES
... EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65175

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/23/2003 (MM/DD/YY) AND ENDING 09/30/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NUMIS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 PARK AVENUE, SUITE 1714
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

SEC MAIL RECEIVED PROCESSING DEC - 7 2004 WASH. D.C. 213 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN A. HAGEN (212)809-7171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATHERHOUSE COOPERS LLP
(Name – *if individual, state last, first, middle name*)

1301 AVENUE OF THE AMERICAS (Address) NEW YORK (City) NY (State) 10019 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED DEC 10 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN A. HAGEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NUMIS SECURITIES, INC., as of SEPTEMBER 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL & OPERATIONS PRINCIPAL

Title

Notary Public

ANIA PEREZ
Notary Public - State of New York
No. 01PE6110226
Qualified in Bronx County
My Commission Expires May 24, 2008

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Numis Securities, Inc.
Index
September 30, 2004

Numis Securities, Inc.
Statement of Financial Condition
September 30, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

To the Stockholder and Board of Directors of
Numis Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Numis Securities, Inc. (the "Company") for the period from October 23, 2003 (Commencement of Operations) through September 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

December 3, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Stockholder and Board of Directors of
Numis Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Numis Securities, Inc. (the "Company") at September 30, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

December 3, 2004

Numis Securities, Inc.
Statement of Financial Condition
September 30, 2004

Assets		
Cash	$	58,699
Receivables from and deposits with broker		319,155
Equipment, net of accumulated depreciation		6,411
Deposits and prepaid expenses		11,769
	$	396,034
Liabilities and Stockholder's Equity		
Payable to Parent	$	24,460
Accounts payable and accrued expenses		74,603
Income taxes payable		10,652
		109,715
Stockholder's equity		
Common stock $1.00 par value; 100 shares authorized, issued and outstanding		100
Additional paid-in capital		524,900
Accumulated deficit		(238,681)
		286,319
	$	396,034

The accompanying notes are an integral part of this statement of financial condition.

1. Description of Business

Numis Securities, Inc. (the "Company"), a Delaware corporation, incorporated on October 17, 2003, is a wholly owned subsidiary of Numis Securities Limited ("the Parent"). The Company commenced its operations on October 23, 2003, and received its license for the Securities and Exchange Commission (the "SEC") on February 18, 2004. The Parent is in the investment banking and institutional stock-brokerage business, and is a wholly owned trading subsidiary of Numis Corporation Plc ("Plc"). Plc is a listed United Kingdom stock company traded on the Alternative Investment Market of the London Stock Exchange.

The Company is a broker-dealer registered with the SEC and a member of the National Association of Securities Dealers, Inc. The Company was established to provide securities brokerage services to United States customers in United Kingdom securities.

2. Significant Accounting Policies

Basis of Presentation
The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States.

Cash
Cash represents unrestricted cash held with one major financial institution.

Equipment
Equipment consists of computer hardware and office equipment stated at cost, less accumulated depreciation. Depreciation is computed on a straight-line basis over an estimated useful life of three years for both computer hardware and office equipment.

Receivables from and Deposits with Broker
Receivables from and deposits with broker represent cash balances on deposit with and commissions and interest receivable from the Company's clearing broker. The Company is subject to credit risk should the clearing broker be unable to pay the balance reflected on the statement of financial condition. However, the Company does not anticipate non-performance by this counterparty. The carrying value approximates the fair value as the balance is short-term and bears interest at prevailing short-term rates.

Foreign Exchange Transactions
Certain of the Company's receivable and payables are denominated in United Kingdom Pounds. The Company values all such assets and liabilities at the applicable exchange rate at the end of the reporting period.

Income Taxes
Income taxes are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes.* Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to amounts that more likely than not will be realized.

Use of Estimates and Indemnifications
The preparation of the statement of financial condition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. These estimates and assumptions are based on judgment and available information, and, consequently, actual results could be materially different from these estimates.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

3. Equipment

As of September 30, 2004, equipment consisted of the following:

Computer equipment	$ 7,374
Office equipment	1,094
	8,468
Accumulated depreciation and amortization	(2,057)
Equipment, net	$ 6,411

The Company is obligated under noncancelable lease for office space which expires on December 31, 2004.

The Company extended its lease at its current office space, for one year, through December 31, 2005. Minimum future annual rental commitments under the noncancelable operating lease are as follows:

Year ending	
September 30, 2005	$ 49,800
September 30, 2006	12,450
	$ 62,250

4. Related Party Transactions

For the period ended September 30, 2004, certain expenses, which in total were $200,000, were paid by the Parent on the Company's behalf and were initially intended to be reimbursed to the Parent. The Parent converted its right to receive reimbursement and effected a contribution to the Company's additional paid in capital.

The primary business of the Company is to act as agent for the Parent's clients and the Parent is to receive a service fee for each transaction. At September 30, 2004, the intercompany service fee under such agreement of $24,460 is included as payable to Parent in the accompanying statement of financial condition.

5. Clearing Fee Agreement

In April 2004, the Company entered into an agreement with its clearing broker. As part of the agreement, the Company maintains a deposit account with the clearing broker and is subject to certain termination fees in the event the agreement is terminated by either party without cause upon ninety days prior notice. The termination fee during the first year of this agreement is $100,000. The Company does not intend to terminate the agreement during this period, and as such has not recognized any liability or expense related thereto. In addition, certain monthly fees have been waived by the clearing broker for the first year of the agreement.

6. Income Taxes

At September 30, 2004, the Company has recorded a deferred tax asset of $117,036, resulting primarily from differences in tax and accounting methods for start up costs and net operating loss carryforwards. A valuation is recognized against deferred tax assets if it is more likely than not that such asset will not be realized in future years. Accordingly, a valuation allowance of $117,036 has been recorded against the deferred tax asset in accordance with the realization criteria established by Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Due to the Company's limited operating history, evaluation of the Company's ability to generate future taxable income is not reasonably possible.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") which requires the Company to maintain minimum adjusted net capital equivalent to the greater of $5,000 or 12% of aggregate indebtedness. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 8 to 1 for 12 months after commencing business as a broker dealer, and 15 to 1 thereafter. At September 30, 2004, the Company had net capital of $254,990, which exceeded the amount required by $241,824, the ratio of aggregate indebtedness to net capital was .5 to 1.